DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02010421

NO ACT
P.E 10-30-01
132-02318
1165067

January 7, 2002

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	January 21, 2002

Mr. Richard Zack
K & Z Partners, LLC
153 East 53rd Street, 55th Floor
New York, NY 10022

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Zack:

We have received your letters, dated October 30, 2001 and November 9, 2001, in which you request on behalf of K & Z Partners, LLC (the "Firm") relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 12, 2001. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless the Firm's designated examining authority approves a change. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on October 12, 2001, you have requested an exemption from filing annual audit reports for the year ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. The annual report for the year ending December 31, 2002, however, must cover the entire period from October 12, 2001, the effective date of the Firm's registration with the Commission.

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Attorney

cc: Susan Demando, NASD Regulation

K&Z

Wealth Management Solutions™

RICHARD ZACK
MANAGING PARTNER

October 30, 2001

VIA FACSIMILE & U.S. MAIL
John Reswow, Core Examiner
NASD Regulation, Inc. – District 10
33 Whitehall Street
New York, NY 10004

Re: Audited Financials Request
K&Z Partners, LLC; CRD No. 113795

Mr. Reswow:

K&Z Partners, LLC ("K&Z") was recently approved as a NASD member on October 12, 2001. As discussed with you last week, our firm specializes in consulting on risk management transactions with high net worth accredited investors and institutions (typically having a liquid net worth exceeding US$10 million) that are structured as private placement transactions with an investment bank. K&Z is required to maintain a minimum net capital of $5,000 and will not hold customer funds or safekeep customer securities. The firm currently has a net worth of approximately $145,000.

My auditor, Richard Flowers of Arthur Andersen ((212) 708-4507), suggested I contact you and request a waiver from the audited financial requirements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, as amended, for the calendar year 2001, given the fact that K&Z will only have approximately 2 ½ months of activity as a broker-dealer in 2001.

If you approve our request, our first audit for the full calendar year of operations in 2002 would include the 2 ½ months in 2001 (include the period from October 12, 2001 through December 31, 2002). In addition, notwithstanding your approval, we would provide the District Office with full financials for the firm's first three months of NASD membership, within 17 business days of month end and satisfy our FOCUS report filing obligations.

Please let me know if you have any questions or need additional information to process this request. In addition, please do not hesitate to contact Richard Flowers at Arthur Andersen regarding the foregoing request.

Best regards,

Richard Zack

153 East 53rd Street, 55th Floor, New York, NY 10022
Telephone: (212) 521-0900 Facsimile: (212) 521-0999 email: *rzack@kzpartners.com*

NASD
REGULATION
An NASD Company

Fax

Date: November 9, 2001

To: Mr. Richard Zack
Company: K & Z Partners, LLC. (BD# 113795)
Fax: (212) 521-0999
Phone: (212) 521-0900

From: John Reswow
Dept.: District 10
Fax: (646) 441-3293
Phone: (646) 441-3188
e-mail: reswowj@nasd.com

Pages: One (1) Including Cover page.

Message:

Dear Richard,

In response to your request for having your first audit cover 2002 and 2001. Please send a copy of your fax to the SEC at the address below.

Mr. Thomas McGowan, Assistant Director
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Fax (202) 942-9553.

Please call me if you have further questions.

Sincerely,

John

USE 4 DIGIT YEAR IN DATES! MKT. REG. CORRESPENDENCE LOG 1.1

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FROM (PERSON): RICHARD ZACK LETTER DATED: 10/30/2001
FROM (ORG.): D & z WEALTH MANAGEMENT SOLUTIONS
CONST./CLIENT:
SUBJECT: AUDITED FINANCIALS REQUEST K&Z PARTNERS, LLC CRD NO. 113795

ISSUES:
RULES:
CONTACTS:

MR OFFICE: ORMC-FINRESP LEAD SES: MACCHIAROLI TYPE: LTR
ASST DIRECTOR GROUP: MCGOWAN
TEAM LEADER: STAFF: MATT COMSTOCK
NRN: DATE RECVD: 12/27/2001 CLOSED(DATE): AGED: 730
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*** FINANCIAL RESPONSIBILITY SPECIAL FIELDS ***
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USE 4 DIGIT YEAR IN DATES! MKT. REG. CORRESPENDENCE LOG 1.1

CHAIRMAN'S CORRESPONDENCE SECTION (IF APPLICABLE) (SEP.CHRMAN LOG MAINTAINED)
CONTROL #: CHAIRMANS (Y/N):
RECVD FROM CHAIRMAN: TO CHAIRMAN:
INSTRUCTIONS:

FROM (PERSON): RICHARD ZACK LETTER DATED: 10/30/2001
FROM (ORG.): K & Z WEALTH MANAGEMENT SOLUTIONS
CONST./CLIENT:
SUBJECT: AUDITED FINANCIALS REQUEST K&Z PARTNERS, LLC CRD NO. 113795

ISSUES:
RULES:
CONTACTS:

MR OFFICE: ORMC-FINRESP LEAD SES: MACCHIAROLI TYPE: LTR
ASST DIRECTOR GROUP: MCGOWAN
TEAM LEADER: STAFF: MATT COMSTOCK
NRN: DATE RECVD: 12/27/2001 CLOSED(DATE): 01/07/2002 AGED: 12
STATUS (O/P/C): c DISPOSITION:
DATE SENT: JOINT WITH (eg CF): PREV. BOUNCED (Y/N):
DUE DATE: PUB. REF. STATUS:
SUPP.1 DATE: SUPP.2 DATE: SUPP.3 DATE:

IF MULTIPLE MR GROUPS ARE WORKING ON THIS CORRESPONDENCE, USE THIS AREA
OFFICE #2: STAFF #2: STATUS2(O/P/C):
DATE CLOSED#2:

TPTS SPECIAL FIELDS
TPTS #: TPTSX: CHRONX: SUBJX:

*** FINANCIAL RESPONSIBILITY SPECIAL FIELDS ***
FIN RESP LETTER NUMBER#:
TYPE OF LETTER (INDICATE BY TYPING "Y")
CONTROL LOCATION: AUDIT WAIVER:
3-1 NO ACTION: 3-3 NO ACTION:

TEST: NEW:

NOTE- COMMENTS FIELD NOW ON PAGE 3